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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 3)
                                (Final Amendment)

                       VWR SCIENTIFIC PRODUCTS CORPORATION
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                              (Name of the Issuer)
                               EM SUBSIDIARY, INC.
                          EM LABORATORIES, INCORPORATED
                         MERCK KGAA, DARMSTADT, GERMANY
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                       (Name of Persons Filing Statement)
                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)

                            918435108 - COMMON SHARES
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                      (CUSIP Number of Class of Securities)

                                STEPHEN J. KUNST
                          VICE PRESIDENT AND SECRETARY
                               EM SUBSIDIARY, INC.
                        C/O EM LABORATORIES, INCORPORATED
                                 7 SKYLINE DRIVE
                            HAWTHORNE, NEW YORK 10532
                            TELEPHONE: (914) 592-4660
                                 with a copy to:
                              KLAUS H. JANDER, ESQ.
                           RICHARD T. MCDERMOTT, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                          NEW YORK, NEW YORK 10166-0153
                            TELEPHONE: (212) 878-8000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

         a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934

         b. / / The filing of a registration statement under the Securities Exchange Act of 1933.

         c. /X/   A tender offer.

         d. / /   None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /
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                  This Amendment No. 3 (this "Amendment") constitutes the final amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), which was originally filed with the Securities and Exchange Commission (the "Commission") on June 14, 1999 by Merck KGaA, Darmstadt, Germany, a German company ("Merck KGaA"), EM Laboratories, Incorporated, a New York corporation ("Parent") and an indirect subsidiary of Merck KGaA and EM Subsidiary, Inc., a Pennsylvania corporation ("Purchaser") and a wholly-owned subsidiary of Parent, as amended and supplemented by Amendment No. 1 thereto, which was filed with the Commission on July 2, 1999, and by Amendment No. 2 thereto, which was filed with the Commission on July 14, 1999, in connection with the tender offer by Purchaser, Parent and Merck KGaA to purchase all outstanding shares of common stock, par value $1.00 per share of VWR Scientific Products Corporation, a Pennsylvania corporation (the "Company"), at $37.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999, of Purchaser, Parent and Merck KGaA (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer").

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

Item 10 is hereby amended and supplemented as follows:

(a) - (b) As previously reported, the tender offer by Parent's wholly owned subsidiary, Purchaser, for all outstanding shares of the Company expired, as scheduled, at 12:00 midnight on Tuesday, July 13, 1999, New York City time. A total of 13,302,084 shares were tendered and accepted for payment. As a result of the tender offer, Parent and Purchaser and their affiliates owned 27,751,488 shares of the Company, representing approximately 95.8% of the issued and outstanding shares. Immediately prior to the intended merger of Purchaser with and into the Company, which merger will occur as promptly as practicable, Purchaser will own 27,751,488 shares of the Company, representing approximately 95.8% of the issued and outstanding shares.

On Tuesday, July 20, 1999, Purchaser began making cash payments of $37.00 per share, the consideration due to holders of shares that were tendered and accepted for payment.


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                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 20, 1999


                          EM SUBSIDIARY, INC.


                          By: /s/ Dieter Janssen
                              Name:  Dieter Janssen
                              Title: President


                          EM LABORATORIES, INCORPORATED


                          By: /s/ Stephen J. Kunst
                              Name:  Stephen J. Kunst
                              Title: Vice-President & Secretary



                          MERCK KGaA, DARMSTADT, GERMANY



                          By: /s/ Klaus-Peter Brandis
                              Name:  Klaus-Peter Brandis
                              Title: Departmental Director (Abteilungsdirektor)


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